PRICING SUPPLEMENT NO. 5 dated November 3, 2005 to Prospectus Supplement and Prospectus dated July 1, 2005	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095

EKSPORTFINANS ASA

Medium-Term Notes Due Nine Months or More From the Date of Issue

AMEX Pharmaceutical IndexSM Linked Note
(Non-principal Protected)

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$67,274,000.00

Face Amount of each note:	$1,000.00 per $1013.00 Issue Price of notes

CUSIP No.:	R2188Y353

Common Code:	Not Applicable

ISIN:	Not Applicable

	Issue Price to	Discounts and	Proceeds to us
	public	commissions	(before expenses)
Per note:	$1,013.00	$13.00	$1,000.00
Total:	$68,148,562.00	$874,562.00	$67,274,000.00

Agent:	Goldman, Sachs & Co.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	November 3, 2005

Original Issue Date:	November 18, 2005

Maturity Date:	(1) January 18, 2007, or (2) in the event that a Market Disruption Event has occurred on the Determination Date, the tenth Trading

Day following the Determination Date as postponed.

Indexed note:	Yes. The AMEX Pharmaceutical IndexSM (the DRG Index or the Index). The DRG Index is designed to represent a cross-section of widely-held, highly capitalized companies involved in various phases of the development, production and marketing of pharmaceuticals. This Index is market-capitalization weighted, using the U.S. primary market prices for component securities and current shares outstanding. The American Stock Exchange LLC (the AMEX or the Exchange) calculates and maintains the Index. See “The DRG Index” for further information regarding the Index.

Redemption Amount:	On the Maturity Date, we will pay the holder of each note cash equal to the sum of (i) the Fixed Amount of such note and (ii) the Indexed Principal Amount of such note.

Fixed Amount:	2.75% of the Face Amount of each note

Indexed Principal Amount:	As of the Determination Date, the calculation agent will determine the Indexed Principal Amount in respect of each note in accordance with the following formula:

	Face Amount of the note x	Final Index Level Initial Index Level

Initial Index Level:	310.43

Final Index Level:	The closing price of the Index on the Determination Date.

Determination Date:	Ten Trading Days prior to the Maturity Date. In each case, however, if a Market Disruption Event occurs or is continuing on the Determination Date, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed by more than five Business Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the closing level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level, and thus the Redemption Amount, for the purposes of the notes based on its assessment, made in its sole discretion, of the level of the Index on the Determination Date, as so postponed.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

•     a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•     a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•     Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

• a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

• a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, an “absence of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

• a price change exceeding limits set by that market, or

• an imbalance of orders relating to that stock or those contracts, or

• a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:	If the Index sponsor discontinues publication of the Index and the Index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Indexed Principal Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Indexed Principal Amount, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the stocks comprising the Index or the method of calculating the Index is changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Index level used to determine the Final Index Level, and thus the Indexed Principal Amount, is equitable. The calculation agent is not obligated to make any such adjustments.

All determinations and adjustments to be made by the Index sponsor or the calculation agent with respect to the Index may be made by the Index sponsor or the calculation agent, as the case may be, in its sole discretion.

Calculation agent:	Goldman, Sachs & Co.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:	Any day on which the calculation agent determines that trading is generally conducted on the New York Stock Exchange, the AMEX, the NASDAQ National Market, the Chicago Mercantile Exchange, the Chicago Board Options Exchange and in the over-the-counter market for equity securities in the United States.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following Business Day, unless that day falls in the next calendar month, in which case the Maturity Date will be the first preceding day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$10,000.00 and integral multiples of $1,000.00 in excess thereof

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:	The notes do not pay interest and are not renewable notes, asset linked notes, amortizing notes, exchangeable notes or zero coupon notes, each as described in the prospectus supplement. The notes will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values on an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the maturity date due, among other things, to fluctuations in the price of the common stocks that make up the index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the index currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the Index level.

     The Redemption Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or substantially all of your investment if the Final Index Level is below the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Past index performance is no guide to future performance.

     The actual performance of the DRG Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The formula for determining the supplemental payment amount does not take into account all developments in the Index.

     Changes in Index levels during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Indexed Principal Amount by comparing only the Initial Index Level and the Index level on the Determination date. No other Index levels will be taken into account. As a result, you may lose a significant part of your investment even if the Index has risen at certain times during the term of the notes.

Any decline in our credit ratings may affect the market value of your notes.

     Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

Your return on your notes will not reflect the return on the Index stocks.

     The Index sponsor calculates the level of the Index by reference to the prices of the common stocks included in the Index without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks.

The DRG Index is not necessarily representative of the pharmaceutical industry.

     Although the stocks underlying the DRG Index are common stocks or ADRs representing common stocks of companies generally considered to be involved in various aspects of the pharmaceutical industry, price movements in the underlying stocks and the DRG Index may not correlate perfectly with price movements in the entire pharmaceutical industry. If the underlying stocks or the DRG Index decline in value, your notes will decline in value even if the pharmaceutical industry as a whole rises in value.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the Final Index Level, the Indexed Principal Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Your notes will be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Indexed Principal Amount:

•	the Index level at any time;

•	the actual dividends distributed on the Index stocks;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the Index stocks are a part, and which may affect the level of the Index;

•	interest and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.

     These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Index level — directly or indirectly by affecting the price of the Index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Index level — directly or indirectly by affecting the price of the Index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

The policies of the Index sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and its market value.

     The policies of the Index sponsor concerning the calculation of the Index level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the Index sponsor changes these policies, for example by changing the manner in which it calculates the Index level, or if the Index sponsor discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Index level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The DRG Index” below for certain information about the Index.

     Neither the Index sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

There are risks associated with a sector investment.

     The notes are an investment that is dependent upon the performance of selected issuers in a particular sector of the economy—namely, the pharmaceutical industry. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence than an investment in a more broadly diversified group of issuers.

Pharmaceutical company stock prices are volatile.

     The trading prices of pharmaceutical companies’ common stocks have been and are likely to continue to be volatile. Fluctuations in the trading prices of the stocks included in the DRG Index may result in a significant disparity between the value of the DRG Index on the Determination Date and the overall performance of the DRG Index over the term of the notes.

Pharmaceutical companies face cost containment pressures, extensive regulation and intense competition.

     Companies involved in the pharmaceutical industry face a number of unique risks, including the following:

•	The ability of many pharmaceutical companies to commercialize current and future products depends in part on the extent to which reimbursement for the cost of such products and related treatments is available from government health agencies, private health insurers and other third-party payors. The efforts of government entities and third party payors to contain healthcare costs may adversely affect pharmaceutical companies.

•	Pharmaceutical companies and products are subject to extensive and costly government regulation. The success of a company’s products will depend, in part, upon obtaining and maintaining regulatory approval to market products.

•	Pharmaceutical companies face intense competition from new proprietary products and less costly generic products.

•	The success of many pharmaceutical companies is highly dependent on their ability to obtain patents, to defend existing patents and trade secrets and to operate in a manner that does not infringe the proprietary rights of other pharmaceutical companies. Pharmaceutical companies may be unable to protect their intellectual property rights or may be the subject of intellectual property infringement claims.

We can postpone the Determination Date and the maturity if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the maturity of your notes may be postponed, although not by more than five Business Days, if there is a Market Disruption Event on the Determination Date. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until several days after the originally scheduled due date. Moreover, if the closing level of the Index is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the level of the Index at that time.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market value of your notes may be influenced by many unpredictable factors” above.

The U.S. federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to a portfolio of stocks consisting of the underlying stocks in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though your notes do not bear periodic interest. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level, as described herein, and for all calculations and determinations regarding Market Disruption Events, the Indexed Principal Amount, the interest rate applicable to any overdue payment of the Redemption Amount and the redemption price upon any early redemption of the notes. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Indexed Principal Amount and Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes were calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Telephone No.: +1 212 902 1000 Facsimile: +1 212 902 3000 Attention: Structured Equities Solutions

Hypothetical examples

     In the table below, we provide a range of hypothetical pretax Index returns for the Index. Based on these hypothetical Index returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of Notes and Redemption Amounts expressed as a percentage of the purchase price of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which the Exchange calculates the Index level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

The Index has been volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The DRG Index — Historical Closing Values of the DRG Index” below.

Final Index Level as		Redemption Amount
Percentage of Initial	Redemption Amount per	as a percentage of
Index Level	$1,000.00 Face Amount	Issue Price
140%	$1,427.50	140.92%
130%	$1,327.50	131.05%
120%	$1,227.50	121.17%
110%	$1,127.50	111.30%
100%	$1,027.50	101.43%
98.55%	$1,013.00	100.00%
97.25%	$1,000.00	98.72%
90%	$927.50	91.56%
80%	$827.50	81.69%
70%	$727.50	71.82%
60%	$627.50	61.94%
0%	$27.50	2.71%

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE DRG INDEX

     We have derived all information contained in this pricing supplement regarding the DRG Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, its sponsor, the AMEX. The DRG Index was developed by the AMEX and is calculated, maintained and published by the AMEX. Neither we nor Goldman, Sachs & Co. makes any representation or warranty as to the accuracy or completeness of such information.

     The AMEX Pharmaceutical Index (DRG) is designed to represent a cross section of widely held, highly capitalized companies involved in various phases of the development, production, and marketing of pharmaceuticals. The DRG Index was developed with a base value of 200.00 on July 31, 1991. (The index value was later split 2-for-1 on March 23, 1999). Similar to other index values published by the AMEX, the value of the Index is published every 15 seconds through the Consolidated Tape Association’s Network B under the ticker symbol “DRG”.

     The Index is market-capitalization weighted, using the U.S. primary market prices for component securities and current shares outstanding. For American Depositary Receipts (ADRs), the ADR price in the U.S. primary market and total worldwide shares on an ADR equivalent basis are used. The DRG Index is calculated and maintained by the AMEX.

     The DRG Index contains stocks and ADRs of some of the most highly capitalized companies in the pharmaceutical industry. The AMEX may change the composition of the Index at any time to reflect the conditions of the pharmaceutical industry and to ensure that the component securities continue to represent the pharmaceutical industry. The Index is maintained in accordance with Exchange Rule 901c, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Index:

•	All component stocks will either be listed on the AMEX, the New York Stock Exchange, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported National Market System securities;

•	A minimum market value of at least $75 million, except that for each of the lowest weighted component securities in the index that in the aggregate account for no more than 10% of the weight of the Index, the market value must be at least $50 million;

•	Trading volume in each of the last six months of not less than 1,000,000 shares, except that for each of the lowest weighted component securities in the index that in the aggregate account for no more than 10% of the weight of the Index, the trading volume may be at least 500,000 shares in each of the last six months;

•	At least 90% of the index’s numerical Index value, and at least 80% of the total number of component securities, will meet the current criteria for standardized option trading set forth in Exchange Rule 915;

•	Foreign country securities or ADRs thereon that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 20% of the weight of the index.

     In choosing among pharmaceutical stocks that meet the minimum criteria set forth in Rule 901 the AMEX focuses on stocks that have a minimum market value of at least $500 million and have an average monthly trading volume in the U.S. markets over the previous six month period of not less than 1,000,000 shares (or ADRs). Although the stocks currently selected for inclusion in the DRG Index surpass the above additional criteria, the AMEX uses these additional criteria as guidelines only.

     Every quarter (March, June, September, December) the Index portfolio is reviewed to ensure that each of the components continues to meet the minimum criteria set forth in Rule 901c. In addition, the shares outstanding used in the calculation of the DRG Index are updated quarterly (typically after the close of trading on the third Friday of March, June, September and December) to reflect changes in current shares outstanding of each the component securities.

     The following table lists, as of November 3, 2005 from Bloomberg without independent verification, the stocks underlying the DRG Index and the percentage of the value of the Index represented by each component stock.

Stock	Percentage of Value
Johnson & Johnson	16.26%
Pfizer Inc.	14.40%
GlaxoSmithKline PLC	13.66%
Sanofi-Aventis	9.87%
Amgen Inc.	8.54%
AstraZeneca Plc	6.56%
Abbott Laboratories	5.94%
Merck & Co. Inc.	5.78%
Wyeth	5.36%
Eli Lilly & Co.	5.08%
Bristol-Myers Squibb Co.	3.70%
Schering-Plough Corp.	2.62%
Forest Laboratories Inc.	1.18%
IVAX Corp	0.69%
King Pharmaceuticals Inc.	0.35%

Historical Performance

     The table set forth below sets forth the high and low Index closing values, as well as end of quarter Index closing values for each quarter in the period since January 1, 2003. The Index closing value on November 3, 2005 was 310.43. We obtained the information in the table below from Bloomberg Financial Markets and believe it to be accurate.

We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index will serve as a reliable indicator of its future performance.

Historical Closing Values of the DRG Index

	High	Low	End
2003:
First Quarter	313.27	277.80	297.77
Second Quarter	347.10	298.82	328.75
Third Quarter	334.05	299.43	310.31
Fourth Quarter	335.59	305.59	335.59
2004:
First Quarter	353.08	314.82	320.58
Second Quarter	339.46	323.69	325.12
Third Quarter	324.46	306.52	308.77

	High	Low	End
Fourth Quarter	320.16	292.20	316.62
2005:
First Quarter	323.86	299.78	314.85
Second Quarter	336.75	312.31	321.01
Third Quarter	333.18	318.34	322.06
Fourth Quarter through November 3, 2005	323.72	304.30	310.43

     The AMEX and Goldman, Sachs & Co. have agreed to enter into a non-exclusive license agreement allowing Goldman, Sachs & Co. and us, in exchange for a fee, to use the DRG Index in connection with the notes.

     The DRG Index is sponsored by, and is a service mark of, the AMEX and is being used with the permission of the AMEX under the license referred to above. The AMEX in no way sponsors, endorses or is otherwise involved in the offering of the notes and disclaims any liability to any party for any inaccuracy in the data on which the DRG Index is based or for any mistakes, errors or omissions in the calculation or dissemination of the DRG Index, or for the manner in which it is applied in connection with the offering of notes.

TAXATION IN THE UNITED STATES

     The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. The section is the opinion of Allen & Overy LLP and contains a general summary of certain principal U.S. Federal income tax consequences that may be relevant with respect to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold such note as a capital asset.

     This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular holder of the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities; currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons that own (or deemed to own) 10 per cent. or more of our voting shares or interests treated as equity; and (x) partnerships, pass-through entities, or persons who hold the notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a Note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.

     This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Pricing Supplement. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes under their particular circumstances.

     For the purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is, for U.S. Federal income tax purposes:

(a)	a citizen or resident of the United States;

(b)	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

(c)	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

(d)	a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     As provided in United States Treasury Regulations, certain trusts in existence on 20th August, 1996, and treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult its tax advisor.

Consequences to U.S. Holders

     We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract to purchase the Index and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

     Sale, Exchange, Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity) and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.

     Possible Alternative Treatment. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). If the IRS were successful in doing this, then, among other matters,

•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds,

determined at the time of issuance of the notes, even though you will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

     Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case you would be required to accrue interest on the notes.

     The IRS and U.S. Treasury Department recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of November 3, 2005 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

     The agent, on behalf of itself and each of its affiliates that participates in the distribution of the notes, represents to and agrees with the Company that it has not (a) circulated or distributed the prospectus or any other document or material in connection with an offer or sale, or invitation for subscription or purchase, of the notes or (b) offered or sold the notes, or made the notes the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.